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                                                                    EXHIBIT 99.2

[MAAX LOGO]
                                 PRESS RELEASE

                  MAAX INC.: FISCAL 2005 FOURTH-QUARTER RESULTS

MONTREAL, QUEBEC, MAY 2, 2005 - MAAX Corporation (MAAX), successor in interest to MAAX Inc., today announced its results for the fourth quarter and the fiscal year ended February 28, 2005. Effective as of the beginning of the 2005 fiscal year, MAAX adopted the U.S. dollar as its financial reporting currency. Accordingly, financial statements for the 2005 fiscal year are presented in U.S. dollars and financial statements for the 2004 fiscal year have been restated to reflect these changes. All amounts set forth below are presented in U.S. dollars unless otherwise indicated. The consolidated financial statements set forth below have been prepared in accordance with generally accepted accounting principles in the United States for audited financial information. They also include the accounts of MAAX Inc. and all its subsidiaries up to June 3, 2004 and those of MAAX Corporation and all its subsidiaries effective June 4, 2004. On June 4, 2004, MAAX Corporation acquired control of MAAX Inc., in a transaction whereby all the previously publicly-held issued and outstanding common shares of MAAX Inc. were redeemed. This transaction was funded by an investment by our current shareholders, certain consultants and members of our management in the amount of $133,689,000 in our parent company, MAAX Holdings, Inc. MAAX Corporation also entered into a senior secured credit facility, consummated the offering of the senior subordinated notes and refinanced substantially all existing indebtedness of MAAX Inc. and its subsidiaries in the amount of $373,282,000.

FOURTH-QUARTER RESULTS

During the three-month period ended February 28, 2005, MAAX achieved net sales of $114.2 million, compared with $114.9 million in the fourth quarter of the previous fiscal year. Net sales for the Bathroom Sector were $93.4 million, a decrease of $1.6 million or 1.6% over the same period in the last fiscal year. Net sales for the Cabinetry Sector increased $0.4 million at $9.7 million, while our Spa Sector experienced an increase of 4% in net sales, to $11.0 million.

We reported an operating loss of $4.6 million for the fourth quarter. This amount includes non-cash and non-recurring expenses of $5.9 million incurred during that period.

                                  Head Office
         1010 Sherbrooke St. West, Suite 1610, Montreal, Quebec H3A 2R7
                               Tel: (514) 844-4155
                               Fax: (514) 895-4155


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RESULTS FOR THE FULL FISCAL YEAR

For the 2005 fiscal year, net sales grew by $24.2 million or 4.9% to $519.9 million. Excluding the impact of fluctuations in the U.S. dollar in relation to the Canadian dollar and discontinued operations, consolidated net sales for the full fiscal year showed organic growth of 6.2% over the previous fiscal year. All three business sectors contributed to this increase: net sales of bathroom products rose 4.6%, spas increased by 4.1% and kitchen cabinets by 8.1%. Consolidated operating income was $27.6 million for the 2005 fiscal year. This amount is net of non-cash and non-recurring expenses of $13.3 million, and decreased from $51.1 million for the previous year.

Free cash flow (defined as cash flow related to operating activities less net additions to property, plant and equipment) totalled $16.3 million, a decrease from $46.7 million in 2004. Our free cash flow has been impacted by transaction related and other non-recurring disbursements of $13.6 million, an increase of $17.0 million in interest expense and unfavourable income tax cash flow variances. These amounts have been partly off set by a reduction of $9.5 million in capital expenditures.

"We are pleased to report that we have been able to grow our sales in all three business sectors and maintain our operating margins in both our Bathroom and Spa Sectors in spite of a significant increase in the cost of raw material and freight costs last year. Our profitability has been affected by difficulties encountered in our Cabinetry Sector and by non-recurring expenses incurred in connection with the acquisition of MAAX. We believe we have addressed the situation in our Cabinetry Sector and we expect to resume our growth in both sales and operating income this coming year," indicated Andre Heroux, President and Chief Executive Officer of the Corporation.

FINANCIAL POSITION

Concurrently with the consummation of the acquisition of MAAX Inc. on June 4, 2004, our current shareholders invested $133.7 million and MAAX Corporation entered into a senior secured credit facility, consummated the offering of the senior subordinated notes and refinanced substantially all existing indebtedness of MAAX Inc. and its subsidiaries in the amount of $373.3 million (see notes 2 and 5 to the consolidated financial statements attached hereto). As at February 28, 2005, total net debt amounted to $355.1 million, shareholders' equity was $136.8 million and total assets were $616.5 million.

UNUSUAL ITEMS AND MEASURES NOT CONSISTENT WITH GAAP

The operating results of MAAX account for unusual items affecting the comparability of its results. To measure its performance and that of its business sectors from one period to the next, without the variations caused by special or unusual items, management uses certain measures not consistent with U.S. GAAP, such as operating income, and free cash flow. These measures have no standardized meaning as prescribed by U.S. GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.


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CONFERENCE CALL

A conference call will be held exclusively for MAAX Corporation's senior subordinated note holders and term lenders at 10:00 a.m. Eastern time on Tuesday, May 3rd, 2005 to review and discuss the results for the fourth quarter and the full fiscal year.

ABOUT MAAX

MAAX is a leading North American manufacturer of award-winning bathroom products, kitchen cabinets and spas for the residential housing market. The Corporation is committed to offering its customers an enjoyable experience: distinctive, stylish and innovative products and the best customer service practices in the industry. MAAX offerings are available through plumbing wholesalers, bath, kitchen and spa specialty boutiques and home improvement centers. The Corporation currently employs more than 3,700 people in 23 plants in North America and Europe - 13 in the United States, nine in Canada and one in Europe - and 3 distribution centers. For further information, visit us at www.maax.com.

FORWARD-LOOKING STATEMENTS

This press release contains implicit or explicit forecasts and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about MAAX's objectives, strategies, financial position, operating results and business. These statements are forward-looking in that they are based on management's expectations for the markets in which the Corporation does business as well as on various estimates and assumptions. These expectations seemed reasonable at of the date of this press release on May 2, 2005. However, actual results could differ materially from these expectations if known or unknown risks affect results or if management's estimates or assumptions prove inaccurate. Accordingly, management cannot guarantee the realization of the forward-looking statements.

Source:   MAAX Corporation
Contacts: Andre Heroux                            Denis Aubin
          President and                           Executive Vice-President and
          Chief Executive Officer                 Chief Financial Officer
          (514) 844-4155, ext. 222                (514) 844-4155, ext. 231